April 9, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Anuja Majmudar

Re:    Heartland Express, Inc.
Registration Statement on Form S-3 (File No. 333-285031, filed on February 18, 2025)
Request for Acceleration

Ladies and Gentlemen:
Heartland Express, Inc. respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 P.M., Eastern Daylight Time, on Friday, April 11, 2025, or as soon thereafter as is practicable.
Thank you for your assistance. Please call our counsel, Heidi Hornung-Scherr, at (402) 435-3223, of Scudder Law Firm, P.C., L.L.O. to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Heartland Express, Inc.

By:	/s/ Christopher A. Strain
Christopher A. Strain
Vice President-Finance, Treasurer and Chief Financial Officer

cc:     Heidi Hornung-Scherr, Scudder Law Firm, P.C., L.L.O.